UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

☑ Form C: Offering Statement
☐ Form C-U: Progress Update
☐ Form C/A: Amendment to Offering Statement
    ☐ Check box if Amendment is material and investors must reconfirm within five business days.
☐ Form C-AR: Annual Report
☐ Form C-AR/A: Amendment to Annual Report
☐ Form C-TR: Termination of Reporting

Name of issuer
Bruce Andrews Design, LLC

Legal status of issuer

    Form
    Limited Liability Company

    Jurisdiction of Incorporation/Organization
    Georgia

    Date of organization
    June 9, 2015

Physical address of issuer
2500 Trade Center Dr, Evans, GA 30809

Website of issuer
bruceandrewsdesign.com

Name of intermediary through which the Offering will be conducted
seriesOne, LLC

CIK number of intermediary
0001720587

SEC file number of intermediary

CRD number, if applicable, of intermediary
285012

Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the Offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the Offering, including the amount of referral and any other fees associated with the Offering
6.0% of the amount raised and $1,000.00

Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest

Name of qualified third party "Escrow Agent" which the Offering will utilize
seriesOne, LLC

Type of security offered
Class A LLC/Membership Interests

Target number of Securities to be offered
200

Price (or method for determining price)
$500.00

Target offering amount
$100,000.00

Oversubscriptions accepted:
☑ Yes
☐ No

Oversubscriptions will be allocated:
☐ Pro-rata basis
☑ First-come, first-served basis
☐ Other:

Maximum offering amount (if different from target offering amount)
$500,000.00

Deadline to reach the target offering amount
March 1, 2020

NOTE: If the sum of the investment commitments does not equal or exceed the target offering amount at the Offering deadline, no Securities will be sold in the Offering, investment commitments will be cancelled and committed funds will be returned.

Current number of employees

	Most recent fiscal year-end	Prior fiscal year-end
Total Assets	$83,869.52	$96,267.61
Cash & Cash Equivalents	-$2,465.73	$9,899.63
Accounts Receivable	$0.00	$0.00
Short-term Debt	$0.00	$0.00
Long-term Debt	$66,983.90	$5,228.21
Revenues/Sales	$325,950.46	$173,459.09
Cost of Goods Sold	$324,683.40	$104,944.75
Taxes Paid	$0.00	$0.00
Net Income	-$97,988.99	$4,382.99

The jurisdictions in which the issuer intends to offer the Securities:
Alabama, Alaska, Arizona, Arkansas, California, Colorado, Connecticut, Delaware, District Of Columbia, Florida, Georgia, Guam, Hawaii, Idaho, Illinois, Indiana, Iowa, Kansas, Kentucky, Louisiana, Maine, Maryland, Massachusetts, Michigan, Minnesota, Mississippi, Missouri, Montana, Nebraska, Nevada, New Hampshire, New Jersey, New Mexico, New York, North Carolina, North Dakota, Ohio, Oklahoma, Oregon, Pennsylvania, Puerto Rico, Rhode Island, South Carolina, South Dakota, Tennessee, Texas, Utah, Vermont, Virgin Islands, U.S., Virginia, Washington, West Virginia, Wisconsin, Wyoming, American Samoa, and Northern Mariana Islands

August 1, 2019

FORM C

Up to $500,000.00

Bruce Andrews Design, LLC



Class A LLC/Membership Interests

This Form C (including the cover page and all exhibits attached hereto, the "Form C") is being furnished by Bruce Andrews Design, LLC, a Georgia Limited Liability Company (the "C ompany," as well as references to "we," "us," or "our"), to prospective investors for the sole purpose of providing certain information about a potential investment in Class A LLC/Membership Interests of the Company (the "Securities"). Investors in Securities are sometimes referred to herein as "Purchasers." The Company intends to raise at least $100,000.00 and up to $500,000.00 from Investorrs in the offering of Securities described in this Form C (this "Offering"). The minimum amount of Securities that can be purchased is $500.00 per Investor (which may be waived by the Company, in its sole and absolute discretion). The offer made hereby is subject to modification, prior sale and withdrawal at any time.

The rights and obligations of the holders of Securities of the Company are set forth below in the section entitled " *The Offering and the Securities--The Securities*". In order to purchase Securities, a prospective investor must complete the subscription process through the Intermediary's platform, which may be accepted or rejected by the Company, in its sole and absolute discretion. The Company has the right to cancel or rescind its offer to sell the Securities at any time and for any reason.

The Offering is being made through seriesOne, LLC (the "Intermediary"). The Intermediary will be entitled to receive related to the purchase and sale of the Securities.

	Price to Investors	Service Fees and Commissions (1)	Net Proceeds
Minimum Individual Purchase Amount	$500.00	$30.00	$470.00
Aggregate Minimum Offering Amount	$100,000.00	$6,000.00	$94,000.00
Aggregate Maximum Offering Amount	$500,000.00	$30,000.00	$470,000.00

(1)   This excludes fees to Company's advisors, such as attorneys and accountants.

A crowdfunding investment involves risk. You should not invest any funds in this Offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the Offering, including the merits and risks involved. These Securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any Securities offered or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or other materials. These Securities are offered under an exemption from registration; however, neither the U.S. Securities and Exchange Commission nor any state securities authority has made an independent determination that these Securities are exempt from registration. The Company filing this Form C for an offering in reliance on Section 4(a)(6) of the Securities Act and pursuant to Regulation CF (§ 227.100 et seq.) must file a report with the Commission annually and post the report on its website at bruceandrewsdesign.com no later than 120 days after the end of the company's fiscal year. The Company may terminate its reporting obligations in the future in accordance with Rule 202(b) of Regulation CF (§ 227.202(b)) by 1) being required to file reports under Section 13(a) or Section 15(d) of the Exchange Act of 1934, as amended, 2) filing at least one annual report pursuant to Regulation CF and having fewer than 300 holders of record, 3) filing annual reports for three years pursuant to Regulation CF and having assets equal to or less than $10,000,000, 4) the repurchase of all the Securities sold in this Offering by the Company or another party, or 5) the liquidation or dissolution of the Company.

The date of this Form C is August 1, 2019.

The Company has certified that all of the following statements are TRUE for the Company in connection with this Offering:

(1) Is organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia;
(2) Is not subject to the requirement to file reports pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 (15 U.S.C. 78m or 78o(d));
(3) Is not an investment company, as defined in section 3 of the Investment Company Act of 1940 (15 U.S.C. 80a-3), or excluded from the definition of investment company by section 3(b) or section 3(c) of that Act (15 U.S.C. 80a-3(b) or 80a-3(c));

(4) Is not ineligible to offer or sell securities in reliance on section 4(a)(6) of the Securities Act (15 U.S.C. 77d(a)(6)) as a result of a disqualification as specified in § 227.503(a);

(5) Has filed with the Commission and provided to investors, to the extent required, any ongoing annual reports required by law during the two years immediately preceding the filing of this Form C; and

(6) Has a specific business plan, which is not to engage in a merger or acquisition with an unidentified company or companies.

THERE ARE SIGNIFICANT RISKS AND UNCERTAINTIES ASSOCIATED WITH AN INVESTMENT IN THE COMPANY AND THE SECURITIES. THE SECURITIES OFFERED HEREBY ARE NOT PUBLICLY-TRADED AND ARE SUBJECT TO TRANSFER RESTRICTIONS. THERE IS NO PUBLIC MARKET FOR THE SECURITIES AND ONE MAY NEVER DEVELOP. AN INVESTMENT IN THE COMPANY IS HIGHLY SPECULATIVE. THE SECURITIES SHOULD NOT BE PURCHASED BY ANYONE WHO CANNOT BEAR THE FINANCIAL RISK OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME AND WHO CANNOT AFFORD THE LOSS OF THEIR ENTIRE INVESTMENT. SEE THE SECTION OF THIS FORM C ENTITLED "RISK FACTORS."

THESE SECURITIES INVOLVE A HIGH DEGREE OF RISK THAT MAY NOT BE APPROPRIATE FOR ALL INVESTORS.

THIS FORM C DOES NOT CONSTITUTE AN OFFER IN ANY JURISDICTION IN WHICH AN OFFER IS NOT PERMITTED.

PRIOR TO CONSUMMATION OF THE PURCHASE AND SALE OF ANY SECURITY THE COMPANY WILL AFFORD PROSPECTIVE INVESTORS AN OPPORTUNITY TO ASK QUESTIONS OF AND RECEIVE ANSWERS FROM THE COMPANY AND ITS MANAGEMENT CONCERNING THE TERMS AND CONDITIONS OF THIS OFFERING AND THE COMPANY. NO SOURCE OTHER THAN THE INTERMEDIARY HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS FORM C, AND IF GIVEN OR MADE BY ANY OTHER SUCH PERSON OR ENTITY, SUCH INFORMATION MUST NOT BE RELIED ON AS HAVING BEEN AUTHORIZED BY THE COMPANY.

PROSPECTIVE INVESTORS ARE NOT TO CONSTRUE THE CONTENTS OF THIS FORM C AS LEGAL, ACCOUNTING OR TAX ADVICE OR AS INFORMATION NECESSARILY APPLICABLE TO EACH PROSPECTIVE INVESTOR'S PARTICULAR FINANCIAL SITUATION. EACH INVESTOR SHOULD CONSULT HIS OR HER OWN FINANCIAL ADVISER, COUNSEL AND ACCOUNTANT AS TO LEGAL, TAX AND RELATED MATTERS CONCERNING HIS OR HER INVESTMENT.

THE SECURITIES OFFERED HEREBY WILL HAVE TRANSFER RESTRICTIONS. NO SECURITIES MAY BE PLEDGED, TRANSFERRED, RESOLD OR OTHERWISE DISPOSED OF BY ANY INVESTOR EXCEPT PURSUANT TO RULE 501 OF REGULATION CF. INVESTORS SHOULD BE AWARE THAT THEY WILL BE REQUIRED TO BEAR THE FINANCIAL RISKS OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME.

NASAA UNIFORM LEGEND

IN MAKING AN INVESTMENT DECISION INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE PERSON OR ENTITY ISSUING THE SECURITIES AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED.

THESE SECURITIES HAVE NOT BEEN RECOMMENDED BY ANY FEDERAL OR STATE SECURITIES COMMISSION OR REGULATORY AUTHORITY. FURTHERMORE, THE FOREGOING AUTHORITIES HAVE NOT CONFIRMED THE ACCURACY OR DETERMINED THE ADEQUACY OF THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

SPECIAL NOTICE TO FOREIGN INVESTORS

IF THE INVESTOR LIVES OUTSIDE THE UNITED STATES, IT IS THE INVESTOR'S RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF ANY RELEVANT TERRITORY OR JURISDICTION OUTSIDE THE UNITED STATES IN CONNECTION WITH ANY PURCHASE OF THE SECURITIES, INCLUDING OBTAINING REQUIRED GOVERNMENTAL OR OTHER CONSENTS OR OBSERVING ANY OTHER REQUIRED LEGAL OR OTHER FORMALITIES. THE COMPANY RESERVES THE RIGHT TO DENY THE PURCHASE OF THE SECURITIES BY ANY FOREIGN INVESTOR.

SPECIAL NOTICE TO CANADIAN INVESTORS

IF THE INVESTOR LIVES WITHIN CANADA, IT IS THE INVESTOR'S RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF A CANADA, SPECIFICALLY WITH REGARD TO THE TRANSFER AND RESALE OF ANY SECURITIES ACQUIRED IN THIS OFFERING.

NOTICE REGARDING ESCROW AGENT

SERIESONE, LLC, THE ESCROW AGENT SERVICING THE OFFERING, HAS NOT INVESTIGATED THE DESIRABILITY OR ADVISABILITY OF AN INVESTMENT IN THIS OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT MAKES NO REPRESENTATIONS, WARRANTIES, ENDORSEMENTS, OR JUDGEMENT ON THE MERITS OF THE OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT'S CONNECTION TO THE OFFERING IS SOLELY FOR THE LIMITED PURPOSES OF ACTING AS A SERVICE PROVIDER.

Forward Looking Statement Disclosure

This Form C and any documents incorporated by reference herein or therein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C are forward-looking statements. Forward-looking statements give the Company's current reasonable expectations and projections relating to its financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe,"

"may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C and any documents incorporated by reference herein or therein are based on reasonable assumptions the Company has made in light of its industry experience, perceptions of historical trends, current conditions, expected future developments and other factors it believes are appropriate under the circumstances. As you read and consider this Form C, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (many of which are beyond the Company's control) and assumptions. Although the Company believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect its actual operating and financial performance and cause its performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, the Company's actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Any forward-looking statement made by the Company in this Form C or any documents incorporated by reference herein or therein speaks only as of the date of this Form C. Factors or events that could cause our actual operating and financial performance to differ may emerge from time to time, and it is not possible for the Company to predict all of them. The Company undertakes no obligation to update any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by law.

Table of Contents

SUMMARY 10
    The Business 10
    The Offering...10
RISK FACTORS 11
    Risks Related to the Company's Business and Industry..11
    Risks Related to the Securities 16
BUSINESS...19
    Description of the Business..19
    Business Plan 19
    History of the Business..20
    The Company's Products and/or Services 20
    Competition..20
    Supply Chain and Customer Base 20
    Intellectual Property 21
    Governmental/Regulatory Approval and Compliance...21
    Litigation 21
    Other..21
USE OF PROCEEDS 21
DIRECTORS, OFFICERS AND EMPLOYEES 22
    Directors..22
    Officers..23
    Employees..24

CAPITALIZATION AND OWNERSHIP 25
    Capitalization 25
    Ownership 28
FINANCIAL INFORMATION 28
    Operations 28
    Liquidity and Capital Resources 29
    Capital Expenditures and Other Obligations..29
    Material Changes and Other Information 29
    Trends and Uncertainties...29
THE OFFERING AND THE SECURITIES 29
    The Offering..29
    The Securities 30
    Voting and Control..31
    Anti-Dilution Rights...32
    Restrictions on Transfer 32
    Other Material Terms 32
TAX MATTERS..32
TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST.............39
    Related Person Transactions 39
    Conflicts of Interest..40
OTHER INFORMATION 41
    Bad Actor Disclosure 41
EXHIBITS 44
    EXHIBIT A – FINANCIAL STATEMENTS...45
    EXHIBIT B – BUSINESS PLAN..52

ONGOING REPORTING

The Company will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than 120 days after the end of the company's fiscal year.

Once posted, the annual report may be found on the Company's website at: bruceandrewsdesign.com

The Company must continue to comply with the ongoing reporting requirements until:
(1) the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;
(2) the Company has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;
(3) the Company has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;
(4) the Company or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or
(5) the Company liquidates or dissolves its business in accordance with state law.

About this Form C

You should rely only on the information contained in this Form C. We have not authorized anyone to provide you with information different from that contained in this Form C. We are offering to sell, and seeking offers to buy the Securities only in jurisdictions where offers and sales are permitted. You should assume that the information contained in this Form C is accurate only as of the date of this Form C, regardless of the time of delivery of this Form C or of any sale of Securities. Our business, financial condition, results of operations, and prospects may have changed since that date.

Statements contained herein as to the content of any agreements or other document are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents. The Company will provide the opportunity to ask questions of and receive answers from the Company's management concerning terms and conditions of the Offering, the Company or any other relevant matters and any additional reasonable information to any prospective Investor prior to the consummation of the sale of the Securities.

This Form C does not purport to contain all of the information that may be required to evaluate the Offering and any recipient hereof should conduct its own independent analysis. The statements of the Company contained herein are based on information believed to be reliable. No warranty can be made as to the accuracy of such information or that circumstances have not changed since the date of this Form C. The Company does not expect to update or otherwise revise this Form C or other materials supplied herewith. The delivery of this Form C at any time does not imply that the information contained herein is correct as of any time subsequent to the date of this Form C. This Form C is submitted in connection with the Offering described herein and may not be reproduced or used for any other purpose.

SUMMARY

The following summary is qualified in its entirety by more detailed information that may appear elsewhere in this Form C and the Exhibits hereto. Each prospective Investor is urged to read this Form C and the Exhibits hereto in their entirety.

Bruce Andrews Design, LLC (the "Company") is a Georgia Limited Liability Company, formed on June 9, 2015.

The Company is located at 2500 Trade Center Dr, Evans, GA 30809.

The Company's website is bruceandrewsdesign.com.

The information available on or through our website is not a part of this Form C. In making an investment decision with respect to our Securities, you should only consider the information contained in this Form C.

The Business

Bruce Andrews Design sells hand made, bespoke, made in America, furniture to designers, hospitality companies, and individuals with refined taste in fine furniture. We manufacture all of our products and utilize quality locally sourced materials to produce our products. At Bruce Andrews Design we design and bring to life next century's collectibles.

The Offering

Minimum amount of Class A LLC/Membership Interests being offered	200
Total Class A LLC/Membership Interests outstanding after Offering (if minimum amount reached)	475
Maximum amount of Class A LLC/Membership Interests	1,000
Total Class A LLC/Membership Interests outstanding after Offering (if maximum amount reached)	1,375
Purchase price per Security	$500.00
Minimum investment amount per investor	$500.00
Offering deadline	March 1, 2020
Use of proceeds	See the description of the use of proceeds on page 22 hereof.
Voting Rights	See the description of the voting rights on page 25 and 32 hereof.

The price of the Securities has been determined by the Company and does not necessarily bear any relationship to the assets, book value, or potential earnings of the Company or any other recognized criteria or value.

RISK FACTORS

Risks Related to the Company's Business and Industry

The development and commercialization of our products is highly competitive.
We face competition with respect to any products that we may seek to develop or commercialize in the future. Our competitors include major companies worldwide. Many of our competitors have significantly greater financial, technical and human resources than we have and superior expertise in research and development and marketing approved products and thus may be better equipped than us to develop and commercialize those products. These competitors also compete with us in recruiting and retaining qualified personnel and acquiring technologies. Smaller or early stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. Accordingly, our competitors may commercialize products more rapidly or effectively than we are able to, which would adversely affect our competitive position, the likelihood that our products will achieve initial market acceptance and our ability to generate meaningful additional revenues from our products.

We rely on other companies to provide raw materials, major components, and skilled labor for the manufacturing of our products.

11

We depend on these suppliers and subcontractors to meet our obligations to our customers and conduct our operations. Our ability to meet our obligations to our customers may be adversely affected if suppliers or subcontractors do not provide the agreed-upon supplies or perform the agreed-upon services in compliance with customer requirements and in a timely and cost-effective manner. Likewise, the quality of our products may be adversely impacted if companies to whom we delegate manufacture of major components or subsystems for our products, or from whom we acquire such items, do not provide raw materials, major components, and skilled labor which meet required specifications and perform to our and our customers' expectations. Our suppliers may be less likely than us to be able to quickly recover from natural disasters and other events beyond their control and may be subject to additional risks such as financial problems that limit their ability to conduct their operations. The risk of these adverse effects may be greater in circumstances where we rely on only one or two subcontractors or suppliers for a particular raw materials, major components, and skilled labor.

In order for the Company to compete and grow, it must attract, recruit, retain and develop the necessary personnel who have the needed experience.
Recruiting and retaining highly qualified personnel is critical to our success. These demands may require us to hire additional personnel and will require our existing management personnel to develop additional expertise. We face intense competition for personnel. The failure to attract and retain personnel or to develop such expertise could delay or halt the development and commercialization of our product candidates. If we experience difficulties in hiring and retaining personnel in key positions, we could suffer from delays in product development, loss of customers and sales and diversion of management resources, which could adversely affect operating results. Our consultants and advisers may be employed by third parties and may have commitments under consulting or advisory contracts with third parties that may limit their availability to us.

We depend on third-party service providers and outsource providers for a variety of services and we outsource a number of our non-core functions and operations.
In certain instances, we rely on single or limited service providers and outsourcing vendors because the relationship is advantageous due to quality, price, or lack of alternative sources. If production or service was interrupted and we were not able to find alternate third-party providers, we could experience disruptions in manufacturing and operations including product shortages, higher freight costs and re-engineering costs. If outsourcing services are interrupted or not performed or the performance is poor, this could impact our ability to process, record and report transactions with our customers and other constituents. Such interruptions in the provision of supplies and/or services could result in our inability to meet customer demand, damage our reputation and customer relationships and adversely affect our business.

We rely on third-party suppliers for the materials used in the manufacturing of our products.
In 2019, the following suppliers provided the following percentage of the listed services, inputs or raw materials.

Supplier or Description: Visionary Designs

Service: Furniture manufacturing

Estimated % of such service: 30.0%

Supplier or Description: Erwin-Lambeth

Service: Furniture manufacturing

Estimated % of such service: 50.0%

If any of these suppliers changed its sales strategy to reduce its reliance on distribution channels, or decided to terminate its business relationship with us, sales and earnings could be adversely affected until we are able to establish relationships with suppliers of comparable products. Any delay or interruption in manufacturing operations (or failure to locate a suitable replacement for such suppliers) could materially adversely affect our business, prospects, or results of operations. Most of our agreements with suppliers are terminable by either party on short notice for any reason. Although we believe our relationships with these key suppliers are good, they could change their strategies as a result of a change in control, expansion of their direct sales force, changes in the marketplace or other factors beyond our control, including a key supplier becoming financially distressed.

In general, demand for our products and services is highly correlated with general economic conditions.
A substantial portion of our revenue is derived from discretionary spending by individuals, which typically falls during times of economic instability. Declines in economic conditions in the U.S. or in other countries in which we operate may adversely impact our consolidated financial results. Because such declines in demand are difficult to predict, we or the industry may have increased excess capacity as a result. An increase in excess capacity may result in declines in prices for our products and services.

The Company's success depends on the experience and skill of the board of directors, its executive officers and key employees.
In particular, the Company is dependent on Bruce Macdonald, Chief Creative Officer. The loss of Bruce Macdonald or any member of the board of directors or executive officer could harm the Company's business, financial condition, cash flow and results of operations.

The Company does not have any life insurance policies on key personnel.
The Company is dependent on Bruce Macdonald in order to conduct its operations and execute its business plan, however, the Company has not purchased any insurance policies with respect to those individuals in the event of their death or disability. Therefore, if Bruce Macdonald should become disabled or die, the Company will not receive any compensation to assist with such person's absence or death. The loss of such person could negatively affect the Company and its operations.

We have not prepared any audited financial statements.
Therefore, you have no audited financial information regarding the Company's capitalization or assets or liabilities on which to make your investment decision. If you feel the information provided is insufficient, you should not invest in the Company.

We are subject to income taxes as well as non-income based taxes, such as payroll, sales, use, value-added, net worth, property and goods and services taxes, in both the U.S. and future foreign jurisdictions in which we may operate.

Significant judgment is required in determining our provision for income taxes and other tax liabilities. In the ordinary course of our business, there are many transactions and calculations where the ultimate tax determination is uncertain. Although we believe that our tax estimates are reasonable: (i) there is no assurance that the final determination of tax audits or tax disputes will not be different from what is reflected in our income tax provisions, expense amounts for non-income based taxes and accruals and (ii) any material differences could have an adverse effect on our financial position and results of operations in the period or periods for which determination is made.

We are not subject to Sarbanes-Oxley regulations and lack the financial controls and safeguards required of public companies.

We do not have the internal infrastructure necessary, and are not required, to complete an attestation about our financial controls that would be required under Section 404 of the Sarbanes-Oxley Act of 2002. There can be no assurance that there are no significant deficiencies or material weaknesses in the quality of our financial controls. We expect to incur additional expenses and diversion of management's time if and when it becomes necessary to perform the system and process evaluation, testing and remediation required in order to comply with the management certification and auditor attestation requirements.

The Securities do not accrue interest or otherwise compensate Investors for the period in which the Company uses proceeds from the Offering.

The Securities will accrue no interest and have no maturity date. Therefore, Investors will not be compensated for the time in which the Company uses the proceeds from the Offering before a possible Equity Financing or Liquidity Event that could result in the conversion of the Security, to the benefit of the Investor.

Maintaining, extending and expanding our reputation and brand image are essential to our business success.

We seek to maintain, extend, and expand our brand image through marketing investments, including advertising and consumer promotions, and product innovation. Increasing attention on marketing could adversely affect our brand image. It could also lead to stricter regulations and greater scrutiny of marketing practices. Existing or increased legal or regulatory restrictions on our advertising, consumer promotions and marketing, or our response to those restrictions, could limit our efforts to maintain, extend and expand our brands. Moreover, adverse publicity about regulatory or legal action against us could damage our reputation and brand image, undermine our customers' confidence and reduce long-term demand for our products, even if the regulatory or legal action is unfounded or not material to our operations.

In addition, our success in maintaining, extending, and expanding our brand image depends on our ability to adapt to a rapidly changing media environment. We increasingly rely on social media and online dissemination of advertising campaigns. The growing use of social and digital media increases the speed and extent that information or misinformation and opinions can be shared. Negative posts or comments about us, our brands or our products on social or digital media, whether or not valid, could seriously damage our brands and reputation. If we do not establish,

maintain, extend and expand our brand image, then our product sales, financial condition and results of operations could be adversely affected.

We must correctly predict, identify, and interpret changes in consumer preferences and demand, offer new products to meet those changes, and respond to competitive innovation.
Consumer preferences with respect to our products change continually. Our success depends on our ability to predict, identify, and interpret the tastes and habits of consumers and to offer products that appeal to consumer preferences. If we do not offer products that appeal to consumers, our sales and market share will decrease. We must distinguish between short-term fads, mid-term trends, and long-term changes in consumer preferences. If we do not accurately predict which shifts in consumer preferences will be long-term, or if we fail to introduce new and improved products to satisfy those preferences, our sales could decline. In addition, because of our varied customer base, we must offer an array of products that satisfy the broad spectrum of consumer preferences. If we fail to expand our product offerings successfully across product categories demand for our products could decrease, which could materially and adversely affect our product sales, financial condition, and results of operations.

In addition, achieving growth depends on our successful development, introduction, and marketing of innovative products and line extensions. Successful innovation depends on our ability to correctly anticipate customer and consumer acceptance, to obtain, protect and maintain necessary intellectual property rights, and to avoid infringing the intellectual property rights of others and failure to do so could compromise our competitive position and adversely impact our business.

The consolidation of retail customers could adversely affect us.
Retail customers, such as furniture outlets, showrooms, and designer showrooms in our major markets, may consolidate, resulting in fewer customers for our business. Consolidation also produces larger retail customers that may seek to leverage their position to improve their profitability by demanding improved efficiency, lower pricing, increased promotional programs, or specifically tailored products. In addition, larger retailers have the scale to develop supply chains that permit them to operate with reduced inventories or to develop and market their own white-label brands. Retail consolidation and increasing retailer power could adversely affect our product sales and results of operations. Retail consolidation also increases the risk that adverse changes in our customers' business operations or financial performance will have a corresponding material and adverse effect on us. For example, if our customers cannot access sufficient funds or financing, then they may delay, decrease, or cancel purchases of our products, or delay or fail to pay us for previous purchases, which could materially and adversely affect our product sales, financial condition, and operating results.

Our operating results may fluctuate due to factors that are difficult to forecast and not within our control.
Our past operating results may not be accurate indicators of future performance, and you should not rely on such results to predict our future performance. Our operating results have fluctuated significantly in the past, and could fluctuate in the future. Factors that may contribute to fluctuations include:

* changes in aggregate capital spending, cyclicality and other economic conditions, or domestic and international demand in the industries we serve;

* our ability to effectively manage our working capital;

* our ability to satisfy consumer demands in a timely and cost-effective manner;

* pricing and availability of labor and materials;

* our inability to adjust certain fixed costs and expenses for changes in demand;

* shifts in geographic concentration of customers, supplies and labor pools; and

* seasonal fluctuations in demand and our revenue.

Our advertising and marketing efforts may be costly and may not achieve desired results.
We incur substantial expense in connection with our advertising and marketing efforts. Although we target our advertising and marketing efforts on current and potential customers who we believe are likely to be in the market for the products we sell, we cannot assure you that our advertising and marketing efforts will achieve our desired results. In addition, we periodically adjust our advertising expenditures in an effort to optimize the return on such expenditures. Any decrease in the level of our advertising expenditures, which may be made to optimize such return could adversely affect our sales.

Changes in federal, state or local laws and regulations could increase our expenses and adversely affect our results of operations.
Our business is subject to a wide array of laws and regulations. The current political environment, financial reform legislation, the current high level of government intervention and activism and regulatory reform may result in substantial new regulations and disclosure obligations and/or changes in the interpretation of existing laws and regulations, which may lead to additional compliance costs as well as the diversion of our management's time and attention from strategic initiatives. If we fail to comply with applicable laws and regulations we could be subject to legal risk, including government enforcement action and class action civil litigation that could disrupt our operations and increase our costs of doing business. Changes in the regulatory environment regarding topics such as privacy and information security, product safety or environmental protection, including regulations in response to concerns regarding climate change, collective bargaining activities, minimum wage laws and health care mandates, among others, could also cause our compliance costs to increase and adversely affect our business and results of operations.

Risks Related to the Securities

The Class A LLC/Membership Interests will not be freely tradable until one year from the initial purchase date. Although the Class A LLC/Membership Interests may be tradable under federal securities law, state securities regulations may apply and each Purchaser should consult with his or her attorney.
You should be aware of the long-term nature of this investment. There is not now and likely will not be a public market for the Class A LLC/Membership Interests. Because the Class A LLC/Membership Interests have not been registered under the Securities Act or under the securities laws of any state or non-United States jurisdiction, the Class A LLC/Membership Interests have transfer restrictions and cannot be resold in the United States except pursuant to Rule 501 of Regulation CF. It is not currently contemplated that registration under the Securities

Act or other securities laws will be effected. Limitations on the transfer of the Class A LLC/Membership Interests may also adversely affect the price that you might be able to obtain for the Class A LLC/Membership Interests in a private sale. Purchasers should be aware of the long-term nature of their investment in the Company. Each Purchaser in this Offering will be required to represent that it is purchasing the Securities for its own account, for investment purposes and not with a view to resale or distribution thereof.

Neither the Offering nor the Securities have been registered under federal or state securities laws, leading to an absence of certain regulation applicable to the Company.
No governmental agency has reviewed or passed upon this Offering, the Company or any Securities of the Company. The Company also has relied on exemptions from securities registration requirements under applicable state securities laws. Investors in the Company, therefore, will not receive any of the benefits that such registration would otherwise provide. Prospective investors must therefore assess the adequacy of disclosure and the fairness of the terms of this Offering on their own or in conjunction with their personal advisors.

No Guarantee of Return on Investment
There is no assurance that a Purchaser will realize a return on its investment or that it will not lose its entire investment. For this reason, each Purchaser should read the Form C and all Exhibits carefully and should consult with its own attorney and business advisor prior to making any investment decision.

A majority of the Company is owned by a small number of owners.
Prior to the Offering the Company's current owners of 20% or more beneficially own up to 74.4% of the Company. Subject to any fiduciary duties owed to our other owners or investors under Georgia law, these owners may be able to exercise significant influence over matters requiring owner approval, including the election of directors or managers and approval of significant Company transactions, and will have significant control over the Company's management and policies. Some of these persons may have interests that are different from yours. For example, these owners may support proposals and actions with which you may disagree. The concentration of ownership could delay or prevent a change in control of the Company or otherwise discourage a potential acquirer from attempting to obtain control of the Company, which in turn could reduce the price potential investors are willing to pay for the Company. In addition, these owners could use their voting influence to maintain the Company's existing management, delay or prevent changes in control of the Company, or support or reject other management and board proposals that are subject to owner approval.

The Company has the right to extend the Offering deadline.
The Company may extend the Offering deadline beyond what is currently stated herein. This means that your investment may continue to be held in escrow while the Company attempts to raise the Minimum Amount even after the Offering deadline stated herein is reached. Your investment will not be accruing interest during this time and will simply be held until such time as the new Offering deadline is reached without the Company receiving the Minimum Amount, at which time it will be returned to you without interest or deduction, or the Company receives the Minimum Amount, at which time it will be released to the Company to be used as set forth herein. Upon or shortly after release of such funds to the Company, the Securities will be issued and distributed to you.

There is no present market for the Securities and we have arbitrarily set the price.
We have arbitrarily set the price of the Securities with reference to the general status of the securities market and other relevant factors. The Offering price for the Securities should not be

considered an indication of the actual value of the Securities and is not based on our net worth or prior earnings. We cannot assure you that the Securities could be resold by you at the Offering price or at any other price.

Your ownership of the Securities will be subject to dilution.
Owners of Securities do not have preemptive rights. If the Company conducts subsequent Offerings or issuances of Securities, Purchasers in this Offering who do not participate in those other Securities issuances will experience dilution in their percentage ownership of the Company's outstanding Securities. Furthermore, Purchasers may experience a dilution in the value of their interests depending on the terms and pricing of any future Securities issuances (including the Securities being sold in this Offering) and the value of the Company's assets at the time of issuance.

The Securities will be equity interests in the Company and will not constitute indebtedness.
As such, the Securities will rank junior to all existing and future indebtedness and other non-equity claims on the Company with respect to assets available to satisfy claims on the Company, including in a liquidation of the Company. Additionally, unlike indebtedness, for which principal and interest would customarily be payable on specified due dates, there will be no specified payments with respect to the Securities and distributions are payable only if, when and as determined by the Company and depend on, among other matters, the Company's historical and projected results of operations, liquidity, cash flows, capital levels, financial

Insufficient Distributions for Tax Purposes
If the Company is taxed as a partnership, income and gains will be passed through to the Company members on the basis of their allocable interests and should also be reported on each Company member's tax return. Thus, Company members will be taxed on their allocable share of Company income and gain, regardless of the amount, if any, of cash that is distributed to the Company members. Although the Company expects that the Company will make distributions to the Company members from time to time, there can be no assurance that the amount distributed will be sufficient to cover the income taxes to be paid by a Company member on the Company member's share of Company income.

Limitation of Manager's Liability
The Company's Limited Liability Company Operating Agreement provides that the Managing Member and the Company's agents, attorneys, affiliates and employees will be indemnified against costs and expenses incurred in connection with, and will not be liable to the Company or a Purchaser for, any action taken, or failure to act, on behalf of the Company in connection with the business of the Company, determined by the Managing Member to be taken in good faith and in a manner they reasonably believed to be in or not opposed to the best interest of the Company. Therefore, a Purchaser may have a more limited right of action against the Managing Member than would be available if these provisions were not contained in the Company's Limited Liability Operating Agreement.

Purchasers Will Not Participate in Management
Our Managing Member has full responsibility for managing our Company. The Purchasers will not be entitled to participate in the management or operation of the Company or in the conduct of its business. The Purchasers may not vote their Securities in the election of the Company's Manager or for any other reason, except in limited circumstances as allowed under Georgia law. Please consult the Limited Liability Operating Agreement.

There can be no assurance that we will ever provide liquidity to Purchasers through either a sale of the Company or a registration of the Securities.

There can be no assurance that any form of merger, combination, or sale of the Company will take place, or that any merger, combination, or sale would provide liquidity for Purchasers. Furthermore, we may be unable to register the Securities for resale by Purchasers for legal, commercial, regulatory, market-related or other reasons. In the event that we are unable to effect a registration, Purchasers could be unable to sell their Securities unless an exemption from registration is available.

Income Tax Risks

Each prospective Purchaser is urged to consult with its own representatives, including its own tax and legal advisors, with respect to the federal (as well as state and local) income tax consequences of this investment before purchasing any of the Securities. Certain prospective Purchasers, such as organizations which are exempt from federal income taxes, may be subject to federal and state laws, rules and regulations which may prohibit or adversely affect their investment in the Company. We are not offering you any tax advice upon which you may rely.

Audit by Internal Revenue Service

Information tax returns filed by the Company are subject to audit by the Internal Revenue Service. An audit of the Company's tax return may lead to adjustments to such return which would require an adjustment to each Purchaser's personal federal income tax return. Such adjustments can result in reducing the taxable loss or increasing the taxable income allocable to the Purchasers from the amounts reported on the Company's tax return. In addition, any such audit may lead to an audit of a Purchaser's individual income tax return, which may lead to adjustments other than those related to the investments in the Securities offered hereby.

In addition to the risks listed above, businesses are often subject to risks not foreseen or fully appreciated by the management. It is not possible to foresee all risks that may affect us. Moreover, the Company cannot predict whether the Company will successfully effectuate the Company's current business plan. Each prospective Purchaser is encouraged to carefully analyze the risks and merits of an investment in the Securities and should take into consideration when making such analysis, among other, the Risk Factors discussed above.

THE SECURITIES OFFERED INVOLVE A HIGH DEGREE OF RISK AND MAY RESULT IN THE LOSS OF YOUR ENTIRE INVESTMENT. ANY PERSON CONSIDERING THE PURCHASE OF THESE SECURITIES SHOULD BE AWARE OF THESE AND OTHER FACTORS SET FORTH IN THIS FORM C AND SHOULD CONSULT WITH HIS OR HER LEGAL, TAX AND FINANCIAL ADVISORS PRIOR TO MAKING AN INVESTMENT IN THE SECURITIES. THE SECURITIES SHOULD ONLY BE PURCHASED BY PERSONS WHO CAN AFFORD TO LOSE ALL OF THEIR INVESTMENT.

BUSINESS

Description of the Business

Bruce Andrews Design sells hand made, bespoke, made in America, furniture to designers, hospitality companies, and individuals with refined taste in fine furniture. We manufacture all of our products and utilize quality locally sourced materials to produce our products. At Bruce Andrews Design we design and bring to life next century's collectibles.

Business Plan

Please see the Business Plan attached hereto in Exhibit B.

History of the Business

The Company's Products and/or Services

Product / Service	Description	Current Market
Luxury Furniture	Handmade, bespoke, made-in-America, luxury furniture	Designers, Hospitality Companies (hotels, resorts, etc.), Individuals
Luxury Furniture Design & Licensing	Design of cohesive furniture lines for major luxury furniture manufacturers.	Mainstream, large manufacturers of fine, luxury furniture

In April 2019, the Company began to develop a brand licensing business strategy. We aim to engage with a licensing agent in Fall 2019 and to begin negotiations with furniture manufacturers shortly thereafter. Our goal is to have a fully negotiated licensing deal in Fall 2020 with an anticipated product line launch in 2021.

Our products are sold in 6 retail stores and 6 designer showrooms in locations ranging from Atlanta, GA to New England to California.

Competition

The Company's primary competitors are Christopher Guy, Theodore Alexander, Century.

The markets in which our products are sold are highly competitive. Our products compete against similar products of many large and small companies, including well-known global competitors. In many of the markets and industry segments in which we sell our products, we compete against other branded products as well as retailers' private-label brands. Product quality, performance, and product sustainability are important differentiating factors for the Company to remain competitive.

Supply Chain and Customer Base

Although most components essential to the Company's business are generally available from multiple sources, a number of components are currently obtained from single or limited sources. In addition, the Company competes for various components with other participants in the furniture manufacturing industry. Therefore, some components used by the Company, including those that are available from multiple sources, are subject to industry-wide surpluses and shortages which could cause significant pricing fluctuations and materially adversely affect the Company's financial condition and operating results.

The Company is dependent on the following suppliers:

Supplier or Description	Service, input or raw material provided	Percent of such service, input or raw material from such supplier
Visionary Designs	Furniture manufacturing	30.0%
Erwin-Lambeth	Furniture manufacturing	50.0%

Our customers include individual consumers, interior designers, hospitality companies, and third-party showrooms.

Intellectual Property

The Company is dependent on the following intellectual property:

Governmental/Regulatory Approval and Compliance

Changes in laws, regulations and related interpretations, including changes in accounting standards, taxation requirements, and changing domestic and international trade policies, may alter the environment in which we do business. Our ability to continue to meet these challenges could have an impact on our legal, reputational and business risk.

Litigation

There are no existing legal suits pending, or to the Company's knowledge, threatened, against the Company.

Other

The Company's principal address is 2500 Trade Center Dr, Evans, GA 30809

The Company has the following additional addresses:

The Company conducts business in CA, NY, TX, FL.

Because this Form C focuses primarily on information concerning the Company rather than the industry in which the Company operates, potential Purchasers may wish to conduct their own separate investigation of the Company's industry to obtain greater insight in assessing the Company's prospects.

USE OF PROCEEDS

The following table lists the use of proceeds of the Offering if the Minimum Amount and Maximum Amount are raised.

Use of Proceeds	% of Minimum Proceeds Raised	Amount if Minimum Raised	% of Maximum Proceeds Raised	Amount if Maximum Raised
Intermediary Fees	6.00%	$6,000	6.00%	$30,000
Estimated Attorney Fees	3.00%	$3,000	3.00%	$15,000
Estimated Accountant/Auditor Fees	10.00%	$10,000	8.00%	$40,000
General Marketing	15.00%	$15,000	12.50%	$62,500
Manufacturing	25.00%	$25,000	33.00%	$165,000
Future Wages	15.00%	$15,000	20.00%	$100,000
General Working Capital	10.00%	$10,000	2.50%	$12,500
Licensing Agent	16.00%	$16,000	15.00%	$75,000
Total	**100.00%**	**$100,000**	**100.00%**	**$500,000**

The Use of Proceeds chart is not inclusive of fees paid for use of the Form C generation system, payments to financial and legal service providers, and escrow related fees, all of which were incurred in preparation of the campaign and are due in advance of the closing of the campaign. The Company does have discretion to alter the use of proceeds as set forth above. The Company may alter the use of proceeds under the following circumstances: If the strategy of pursuing design & licensing revenues should prove fruitful the company shall deploy more capital to facilitate the furtherance of this strategy including spending money on new design drawings, licensing agent costs, and travel to facilitate negotiations with licensing partners.

DIRECTORS, OFFICERS AND EMPLOYEES

Directors

The directors or managers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

Name

Bruce Macdonald

All positions and offices held with the Company and date such position(s) was held with start and ending dates

Title: Chief Creative Officer; Start Date: June 2015; End Date: Ongoing

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Co-founder and Chief Creative Officer; Bruce Andrews Design. June 2015 - Present.

Education

Bachelor of Arts, University of the Witwatersrand; Johannesburg, South Africa Post-graduate degree in Marketing, University of Natal; Durban, South Africa

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Name

Wayne Millar

All positions and offices held with the Company and date such position(s) was held with start and ending dates

Title: Principal; Start Date: June 2015; End Date: Ongoing

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Co-founder and Principal, Bruce Andrews Design. June 2015 - Present Managing Member, Next Chapter Holdings. Jan 2016 - Present Chairman, M-Communications; 2011 - Present Cape Augusta, Chairman; Sept 2015 - Present M-Project, President; 1989 - Present

Education

Bachelor of Commerce, University of the Witwatersrand; Johannesburg, South Africa Bachelor of Science, Rhodes University; Grahamstown, South Africa

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Officers

The officers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

Name

Bruce Macdonald

All positions and offices held with the Company and date such position(s) was held with start and ending dates

Title: Chief Creative Officer; Start Date: June 2015; End Date: Ongoing

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Co-founder and Chief Creative Officer; Bruce Andrews Design. June 2015 - Present.

Education

Bachelor of Arts, University of the Witwatersrand; Johannesburg, South Africa Post-graduate degree in Marketing, University of Natal; Durban, South Africa

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Name

Wayne Millar

All positions and offices held with the Company and date such position(s) was held with start and ending dates

Title: Principal; Start Date: June 2015; End Date: Ongoing

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Co-founder and Principal, Bruce Andrews Design. June 2015 - Present Managing Member, Next Chapter Holdings. Jan 2016 - Present Chairman, M-Communications; 2011 - Present Cape Augusta, Chairman; Sept 2015 - Present M-Project, President; 1989 - Present

Education

Bachelor of Commerce, University of the Witwatersrand; Johannesburg, South Africa Bachelor of Science, Rhodes University; Grahamstown, South Africa

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Indemnification

Indemnification is authorized by the Company to directors, officers or controlling persons acting in their professional capacity pursuant to Georgia law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

Employees

The Company currently has 1 employee in State of Georgia, United States of America.

CAPITALIZATION AND OWNERSHIP

Capitalization

The Company has issued the following outstanding Securities:

Type of security	Class A LLC/Membership Interests
Amount outstanding	10
Voting Rights	At all meetings of the Members, each Member shall have one (1) vote for each Membership Unit owned and, except as otherwise provided herein or provided by law, all questions shall be determined by a majority vote. On each matter submitted for Member approval, each Class A Unit shall be entitled to one (1) vote for each Class A Unit owned.
Anti-Dilution Rights	In the event that the Company issues additional securities at a purchase price less than the Series A Preferred Interests Original Purchase Price (on a per unit basis), such conversion price shall be adjusted on a weighted average basis.
How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	No limitations, dilution, or qualifications.
Percentage ownership of the Company by the holders of such Securities (assuming conversion prior to the Offering if convertible securities).	12.5%

Type of security	Class C LLC/Membership Interests
Amount outstanding	70
Voting Rights	At all meetings of the Members, each Member shall have one (1) vote for each Membership Unit owned and, except as otherwise provided herein or provided by law, all questions shall be determined by a majority vote.
Anti-Dilution Rights	Section 6.5 of the Operating Agreement describes co-sale tag-along rights of Members.
How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	No limitations, dilution, or qualifications.
Percentage ownership of the Company by the holders of such Securities (assuming conversion prior to the Offering if convertible securities).	87.5%

The Company has the following debt outstanding:

Type of debt	Notes
Name of creditor	M Golf
Amount outstanding	$5,000.00
Interest rate and payment schedule	Non-interest-bearing note
Amortization schedule	Payable in full on maturity date
Describe any collateral or security	
Maturity date	December 31, 2020
Other material terms	

Type of debt	Notes
Name of creditor	Dixon Bartlett
Amount outstanding	$1,000.00
Interest rate and payment schedule	Non-interest-bearing note
Amortization schedule	Payable in full on maturity date
Describe any collateral or security	
Maturity date	December 31, 2020
Other material terms	

Type of debt	Notes
Name of creditor	Sarah Eilers
Amount outstanding	$1,000.00
Interest rate and payment schedule	Non-interest-bearing note
Amortization schedule	Payable in full on maturity date
Describe any collateral or security	
Maturity date	December 31, 2020
Other material terms	

The Company has conducted the following prior Securities offerings in the past three years:

Security Type	Number Sold	Money Raised	Use of Proceeds	Offering Date	Exemption from Registration Used or Public Offering
LLC/Membership Interests	10	$100,000.00	Manufacturing, design, and delivery of product	November 30, 2016	Section 4(a)(2)

Valuation

Based on the Offering price of the Securities, the pre-Offering value ascribed to the Company is 1,100,000.

Before making an investment decision, you should carefully consider this valuation and the factors used to reach such valuation. Such valuation may not be accurate and you are encouraged to determine your own independent value of the Company prior to investing.

Ownership

A majority of the Company is owned by a few people/entities. Those people/entities are: 1) Danyo Ltd.; 10 Class A Units; 12.5% ownership. 2) Wayne Millar; 29.76 Class C Units; 37.2% ownership. 3) Bruce Andrews Macdonald; 29.76 Class C Units; 37.2% ownership. 4) HB2, LLC; 3.52 Class C Units; 4.4% Company ownership. 5) Robin Garceau; 0.8 Class C Units; 1% ownership. 6) Carol Beck; 0.8 Class C Units; 1% ownership. 7) Lisa Burgess; 0.8 Class C Units; 1% ownership. 8) Mark Sobiech; 4.56 Class C Units; 5.7% ownership.

Below the beneficial owners of 20% percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	Percentage Owned Prior to Offering
Wayne Millar	37.2%
Bruce Andrews Macdonald	37.2%

Following the Offering, the Purchasers will own 9.09% of the Company if the Minimum Amount is raised and 33.33% if the Maximum Amount is raised.

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit A.

Operations

The Company completed its seed round of financing in November 2016. Following the Offering, we should have enough liquidity to execute our business plan until December 2020. We intend to be profitable by January 2021. Our significant challenges are developing and marketing a viable product in a competitive environment and sourcing consistent third-party manufacturers to ensure we have sufficient quantities of our product when necessary. Additionally, the company is developing and pursuing a "design and license" business strategy which will require significant investments of time and capital.

The Company does not expect to achieve profitability in the next 12 months and intends to focus on the following goals/milestones: 1) Initiate licensing negotiations in 2019; 2) Launch a Bruce Andrews Design licensed collection in 2020; 3) Hire key librarian & supply chain personnel to manage inventories and logistics

Liquidity and Capital Resources

The Offering proceeds are essential to our operations. The influx of capital will assist in the achievement of our next milestones and expedite the realization of our business plan, specifically executing a proposal with a brand licensing agent and begin negotiations with large furniture manufacturers to license the Bruce Andrews Design brand. The Offering proceeds will have a beneficial effect on our liquidity as we use the proceeds to execute our business strategy.

The Company does not have any additional sources of capital other than the proceeds from the Offering.

Capital Expenditures and Other Obligations

The Company does not intend to make any material capital expenditures in the future.

Material Changes and Other Information

Trends and Uncertainties

After reviewing the above discussion of the steps the Company intends to take, potential Purchasers should consider whether achievement of each step within the estimated time frame is realistic in their judgment. Potential Purchasers should also assess the consequences to the Company of any delays in taking these steps and whether the Company will need additional financing to accomplish them.

The financial statements are an important part of this Form C and should be reviewed in their entirety. The financial statements of the Company are attached hereto as Exhibit A.

THE OFFERING AND THE SECURITIES

The Offering

The Company is offering up to 1,000 of Class A LLC/Membership Interests for up to $500,000.00. The Company is attempting to raise a minimum amount of $100,000.00 in this Offering (the "Minimum Amount"). The Company must receive commitments from investors in an amount totaling the Minimum Amount by March 1, 2020 (the "Offering Deadline") in order to receive any funds. If the sum of the investment commitments does not equal or exceed the Minimum Amount by the Offering Deadline, no Securities will be sold in the Offering, investment commitments will be cancelled and committed funds will be returned to potential investors without interest or deductions. The Company has the right to extend the Offering Deadline at its discretion. The Company will accept investments in excess of the Minimum Amount up to $500,000.00 (the "Maximum Amount") and the additional Securities will be allocated on a First-come, first-served basis.

The price of the Securities does not necessarily bear any relationship to the Company's asset value, net worth, revenues or other established criteria of value, and should not be considered indicative of the actual value of the Securities.

In order to purchase the Securities you must make a commitment to purchase by completing the Subscription Agreement. Purchaser funds will be held in escrow with seriesOne, LLC until the

Minimum Amount of investments is reached. Purchasers may cancel an investment commitment until 48 hours prior to the Offering Deadline or the Closing, whichever comes first using the cancellation mechanism provided by the Intermediary. The Company will notify Purchasers when the Minimum Amount has been reached. If the Company reaches the Minimum Amount prior to the Offering Deadline, it may close the Offering at least five (5) days after reaching the Minimum Amount and providing notice to the Purchasers. If any material change (other than reaching the Minimum Amount) occurs related to the Offering prior to the Offering Deadline, the Company will provide notice to Purchasers and receive reconfirmations from Purchasers who have already made commitments. If a Purchaser does not reconfirm his or her investment commitment after a material change is made to the terms of the Offering, the Purchaser's investment commitment will be cancelled and the committed funds will be returned without interest or deductions. If a Purchaser does not cancel an investment commitment before the Minimum Amount is reached, the funds will be released to the Company upon closing of the Offering and the Purchaser will receive the Securities in exchange for his or her investment. Any Purchaser funds received after the initial closing will be released to the Company upon a subsequent closing and the Purchaser will receive Securities via Digital Registry in exchange for his or her investment as soon as practicable thereafter.

Subscription Agreements are not binding on the Company until accepted by the Company, which reserves the right to reject, in whole or in part, in its sole and absolute discretion, any subscription. If the Company rejects all or a portion of any subscription, the applicable prospective Purchaser's funds will be returned without interest or deduction.

The price of the Securities was determined arbitrarily. The minimum amount that a Purchaser may invest in the Offering is $500.00.

The Offering is being made through seriesOne, LLC, the Intermediary. The following two fields below sets forth the compensation being paid in connection with the Offering.

Commission/Fees

6.0% of the amount raised and $1,000.00

Stock, Warrants and Other Compensation

.

Transfer Agent and Registrar

The Company will act as transfer agent and registrar for the Securities.

The Securities

We request that you please review our organizational documents in conjunction with the following summary information.

At the initial closing of this Offering (if the minimum amount is sold), we will have 280 membership interests outstanding.

Distributions

After paying expenses and establishing appropriate reserves, the Company may make distribution of profits to the holders of the Securities or "Membership Interests." The Company's board of managers determines when and how distributions are made. Distributions are calculated by as determined by the Board of Managers. Distributions are apportioned to holders of Membership Interests by pro-rata (but only Class A units are entitled to a preferred return). Distributions are required to be made as determined by the Board of Managers. The Membership Interests are entitled to a preferred return. The preferred return on the Membership Interests is equal to 5% per annum of the Investor's unrecovered capital contribution, payable whenever funds are legally available as and when declared by the Company. "Unrecovered capital contribution" means the aggregate amount of an Investor's capital contribution or investment in the Company reduced by the amount of any cash flow distributed to such Investor that is not part of the preferred return, calculated annually. of the amount invested by a holder of Membership Interests and entitles such holder to receive 5% per annum of the Investor's unrecovered capital contribution, payable whenever funds are legally available as and when declared by the Company. "Unrecovered capital contribution" means the aggregate amount of an Investor's capital contribution or investment in the Company reduced by the amount of any cash flow distributed to such Investor that is not part of the preferred return, calculated annually. of the amount invested prior to holders of other equity interests in the Company receiving any distributions. The Company will be required to make special minimum tax distributions to holders of Membership Interests, in the event that regular distributions are insufficient to pay such holders' tax liabilities.

Allocations

To determine how the economic gains and losses of the Company will be shared, the Operating Agreement allocates net income or loss to each Member's Capital Account. Net income or loss includes all gains and losses, plus all other Company items of income (such as interest) and less all Company expenses. Generally, net income and net loss for each year will be allocated to the Members in a manner consistent with the manner in which distributions will be made to the Members.

Capital Contributions

The holders of Membership Interests are not required to make additional capital contributions following the Offering to the Company.

Transfer

Holders of Membership Interests will be able to transfer their Membership Interests with the approval of the Company. All transfers of Membership Interests are subject to state and federal securities laws.

Withdrawal

The Company is not required to make payments to a holder of Membership Interests upon such holder's withdrawal from the Company.

Voting and Control

The Securities have the following voting rights: All holders of Class A Units issued during the crowdfund raise shall be represented on the board of directors by Class A Manager as defined in the Operating Agreement. All other holders of the crowdfund raise shall be represented via proxy by this individual.

The Company does not have any voting agreements in place.

The Company does have shareholder/equity holder agreements in place. A description of such agreement follows: Article VI in the Operating Agreement states the terms and conditions with Members may make Transfers.

Anti-Dilution Rights

The Securities have anti-dilution rights according to Section 2.5 of the Operating Agreement.

Restrictions on Transfer

Any Securities sold pursuant to Regulation CF being offered may not be transferred by any Investor of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities were transferred: 1) to the Company, 2) to an accredited investor, as defined by Rule 501(d) of Regulation D of the Securities Act of 1933, as amended, 3) as part of an Offering registered with the SEC or 4) to a member of the family of the Investor or the equivalent, to a trust controlled by the Investor, to a trust created for the benefit of a family member of the Investor or the equivalent, or in connection with the death or divorce of the Investor or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law, and includes adoptive relationships. Remember that although you may legally be able to transfer the Securities, you may not be able to find another party willing to purchase them.

Other Material Terms

The Company does not have the right to repurchase the Class A LLC/Membership Interests.

According to Article VII of the Operating Agreement, any Member who wishes to cease to be a Member is entitled to voluntarily withdraw while such Member owns interests in the Company.

TAX MATTERS

Introduction

The following is a discussion of certain material aspects of the U.S. federal income taxation of the Company and its Members that should be considered by a potential purchaser of an Interest in the Company. A complete discussion of all tax aspects of an investment in the Company is beyond the scope of this Form C. The following discussion is only intended to identify and discuss certain salient issues. In view of the complexities of U.S. federal and other income tax laws applicable to limited liability companies, partnerships and securities transactions, a prospective investor is urged to consult with and rely solely upon his tax advisers to understand fully the federal, state, local and foreign tax consequences to that investor of such an investment based on that investor's particular facts and circumstances.

This discussion assumes that Members hold their Interests as capital assets within the meaning of the Internal Revenue Code of 1986, as amended (the "Code"). This discussion does not address all aspects of U.S. federal taxation that may be relevant to a particular Member in light of the Member's individual investment or tax circumstances. In addition, this discussion does not address (i) state, local or non-U.S. tax consequences, (ii) any withholding taxes that may be required to be withheld by the Company with respect to any particular Member or (iii) the special tax rules that may apply to certain Members, including, without limitation:

- insurance companies;

- tax-exempt organizations (except to the limited extent discussed in "Tax-Exempt Members" below);

- financial institutions or broker-dealers;

- Non-U.S. holders (as defined below);

- U.S. expatriates;

- subchapter S corporations;

- U.S. holders whose functional currency is not the U.S. dollar;

- regulated investment companies and REITs;

- trusts and estates;

- persons subject to the alternative minimum tax provisions of the Code; and

- persons holding our Interests through a partnership or similar pass-through entity.

This discussion is based on current provisions of the Code, final, temporary and proposed U.S. Treasury Regulations, judicial opinions, and published positions of the IRS, all as in effect on the date hereof and all of which are subject to differing interpretations or change, possibly with retroactive effect. The Managing Member has not sought, and will not seek, any ruling from the IRS or any opinion of counsel with respect to the tax consequences discussed herein, and there can be no assurance that the IRS will not take a position contrary to the tax consequences discussed herein or that any position taken by the IRS would not be sustained.

As used in this discussion, the term "U.S. holder" means a person that is, for U.S. federal income tax purposes, (i) an individual citizen or resident of the U.S., (ii) a corporation (or other entity treated as a corporation for U.S. federal income tax purposes) created or organized in the U.S. or under the laws of the U.S., any state thereof, or the District of Columbia, (iii) an estate the income of which is subject to U.S. federal income taxation regardless of its source, or (iv) a trust if (a) a court within the U.S. is able to exercise primary supervision over the administration of the trust and one or more U.S. holders have the authority to control all substantial decisions of the trust, or (b) it has in effect a valid election to be treated as a U.S. holder. As used in this discussion, the term "non-U.S. holder" means a beneficial owner of Interests (other than a partnership or other entity treated as a partnership or as a disregarded entity for U.S. federal income tax purposes) that is not a U.S. holder.

The tax treatment of a partnership and each partner thereof will generally depend upon the status and activities of the partnership and such partner. A Member that is treated as a partnership for U.S. federal income tax purposes should consult its own tax advisor regarding the U.S. federal income tax considerations applicable to it and its partners.

This discussion is only a summary of material U.S. federal income tax consequences of the Offering. Potential investors are urged to consult their own tax advisors with respect to the particular tax consequences to them of the Offering, including the effect of any federal tax laws other than income tax laws, any state, local, or non-U.S. tax laws and any applicable tax treaty.

This summary of certain income tax considerations applicable to the Company and its Members is considered to be a correct interpretation of existing laws and regulations in force on the date of this Form C. No assurance can be given that changes in existing laws or regulations or their interpretation will not occur after the date of this Form C or that such guidance or interpretation will not be applied retroactively.

Classification as a Partnership

Under the Code and the Treasury Regulations promulgated thereunder (the "Regulations"), as in effect on the date of this Form C, including the "check the box" entity classification Regulations, a U.S. entity with more than one member that is not automatically classified as a corporation under the Regulations is treated as a partnership for tax purposes, subject to the possible application of the publicly traded partnership rules discussed below. Accordingly, the Company should be treated as a partnership for tax purposes, unless it files a "check the box" election to be treated as a corporation for tax purposes. The Company does not intend to file a "check the box" election to treat the Company as a corporation for tax purposes. Thus, so long as the Company complies with the Operating Agreement, the Company should be treated as a partnership for tax purposes, subject to the special rules for certain publicly traded partnerships described below. If it were determined that the Company should be classified as an association taxable as a corporation (as a result of changed interpretations or administrative positions by the IRS or otherwise), the taxable income of the Company would be subject to corporate income taxation when recognized by the Company, and distributions from the Company to the Members would be treated as dividend income when received by the Members to the extent of the current or accumulated earnings and profits of the Company.

Even with the "check the box" Regulations, certain limited liability companies may be taxable as corporations for U.S. federal income tax purposes under the publicly traded partnership ("PTP") rules set forth in the Code and the Regulations.

Code section 7704 treats publicly traded partnerships that engage in active business activities as corporations for federal income tax purposes. Publicly traded partnerships include those whose interests (a) are traded on an established securities market (including the over-the-counter market), or (b) are readily tradable on a secondary market or the substantial equivalent thereof. The Managing Member believes that interests in the Company will not be traded on an established securities market. The Managing Member also believes that interests in the Company probably should not be deemed to be readily tradable on a secondary market or the substantial equivalent thereof. However, there can be no assurance that the Internal Revenue Service (the "IRS") would not successfully challenge these positions.

Code section 7704(c) provides an exception from treatment as a publicly traded partnership for partnerships 90% or more of the income of which is certain passive-type income, including

interest, dividend and capital gain income from the disposition of property held to produce dividend or interest income. While the Company expects to meet this test, no assurance can be given that the Company will satisfy this requirement in each year.

Even if the Company has 10% or more of its income in a year from income that does not qualify as passive-type income, the Company may not be treated as a publicly traded partnership under Code section 7704 by virtue of certain safe harbors from such treatment provided in the Regulations. The failure to meet the safe-harbor requirements does not necessarily result in a partnership being classified as a publicly traded partnership. One safe-harbor rule provides that interests in a partnership will not be considered readily tradable on a secondary market or the substantial equivalent thereof if (a) all interests in the partnership were issued in a transaction (or transactions) that was not registered under the Securities Act and (b) the partnership does not have more than 100 partners at any time during the taxable year of the partnership. The Offering of Interests will not be registered under the Securities Act. Generally, an entity that owns Interests is treated as only 1 partner in determining whether there are 100 or more partners. However, all of the owners of an entity that is a pass-through vehicle for tax purposes and that invests in a partnership are counted as partners if substantially all of such entity's value is attributable to its interest in the partnership, and a principal purpose of the tiered structure is to avoid the 100 partner limitation. The Company may not comply with this safe-harbor if the Company admits more than 100 Members.

Even if the Company exceeds 100 Members and thus does not qualify for this safe-harbor, the Operating Agreement contains provisions restricting transfers and withdrawals of Interests that may cause Interests to be treated as not being tradable on the substantial equivalent of a secondary market.

Taxation of Operations

Assuming the Company is classified as a partnership and not as an association taxable as a corporation, the Company is not itself subject to U.S. federal income tax but will file an annual information return with the IRS. Each Member of the Company is required to report separately on his income tax return his distributive share of the Company's net long-term and short-term capital gains or losses, ordinary income, deductions and credits. The Company may produce short-term and long-term capital gains (or losses), as well as ordinary income (or loss). The Company will send annually to each Member a form showing his distributive share of the Company's items of income, gains, losses, deductions and credits.

Each Member will be subject to tax, and liable for such tax, on his distributive share of the Company's taxable income and loss regardless of whether the Member has received or will receive any distribution of cash from the Company. Thus, in any particular year, a Member's distributive share of taxable income from the Company (and, possibly, the taxes imposed on that income) could exceed the amount of cash, if any, such Member receives or is entitled to withdraw from the Company.

Under Section 704 of the Code, a Member's distributive share of any item of income, gain, loss, deduction or credit is governed by the Operating Agreement unless the allocations provided by the Operating Agreement do not have "substantial economic effect." The Regulations promulgated under Section 704(b) of the Code provide certain "safe harbors" with respect to allocations which, under the Regulations, will be deemed to have substantial economic effect. The validity of an allocation which does not satisfy any of the "safe harbors" of these Regulations is determined by taking into account all facts and circumstances relating to the economic arrangements among the Members. While no assurance can be given, the Managing Member believes that the allocations

provided by the Operating Agreement should have substantial economic effect. However, if it were determined by the IRS or otherwise that the allocations provided in the Operating Agreement with respect to a particular item do not have substantial economic effect, each Member's distributive share of that item would be determined for tax purposes in accordance with that Member's interest in the Company, taking into account all facts and circumstances.

Distributions of cash and/or marketable securities which effect a return of a Member's Capital Contribution or which are distributions of previously taxed income or gain, to the extent they do not exceed a Member's basis in his interest in the Company, should not result in taxable income to that Member, but will reduce the Member's tax basis in the Interests by the amount distributed or withdrawn. Cash distributed to a Member in excess of the basis in his Interest is generally taxable either as capital gain, or ordinary income, depending on the circumstances. A distribution of property other than cash generally will not result in taxable income or loss to the Member to whom it is distributed.

Information will be provided to the Members of the Company so that they can report their income from the Company.

Taxation of Interests - Limitations on Losses and Deductions

The Code provides several limitations on a Member's ability to deduct his share of Company losses and deductions. To the extent that the Company has interest expense, a non-corporate Member will likely be subject to the "investment interest expense" limitations of Section 163(d) of the Code. Investment interest expense is interest paid or accrued on indebtedness incurred or continued to purchase or carry property held for investment. The deduction for investment interest expense is limited to net investment income; i.e., the excess of investment income over investment expenses, which is determined at the partner level. Excess investment interest expense that is disallowed under these rules is not lost permanently, but may be carried forward to succeeding years subject to the Section 163(d) limitations. Net long-term capital gains on property held for investment and qualified dividend income are only included in investment income to the extent the taxpayer elects to subject such income to taxation at ordinary rates.

Under Section 67 of the Code, for non-corporate Members certain miscellaneous itemized deductions are allowable only to the extent they exceed a "floor" amount equal to 2% of adjusted gross income. If or to the extent that the Company's operations do not constitute a trade or business within the meaning of Section 162 and other provisions of the Code, a non-corporate Member's distributive share of the Company's investment expenses, other than investment interest expense, would be deductible only as miscellaneous itemized deductions, subject to such 2% floor. In addition, there may be other limitations under the Code affecting the ability of an individual taxpayer to deduct miscellaneous itemized deductions.

Capital losses generally may be deducted only to the extent of capital gains, except for non-corporate taxpayers who are allowed to deduct $3,000 of excess capital losses per year against ordinary income. Corporate taxpayers may carry back unused capital losses for three years and may carry forward such losses for five years; non-corporate taxpayers may not carry back unused capital losses but may carry forward unused capital losses indefinitely.

Tax shelter reporting Regulations may require the Company and/or the Members to file certain disclosures with the IRS with respect to certain transactions the Company engaged in that result in losses or with respect to certain withdrawals of Interests in the Company. The Company does not consider itself a tax shelter, but if the Company were to have substantial losses on certain transactions, such losses may be subject to the tax shelter reporting requirements even if such

transactions were not considered tax shelters. Under the tax shelter reporting Regulations, if the Company engages in a "reportable transaction," the Company and, under certain circumstances, a Member would be required to (i) retain all records material to such "reportable transaction"; (ii) complete and file "Reportable Transaction Disclosure Statement" on IRS Form 8886 as part of its federal income tax return for each year it participates in the "reportable transaction"; and (iii) send a copy of such form to the IRS Office of Tax Shelter Analysis at the time the first such tax return is filed. The scope of the tax shelter reporting Regulations may be affected by further IRS guidance. Non-compliance with the tax shelter reporting Regulations may involve significant penalties and other consequences. Disclosure information, to the extent required, will be provided with the annual tax information provided to the Members. Each Member should consult its own tax advisers as to its obligations under the tax shelter reporting Regulations.

Medicare Contribution Taxes

Members that are individuals, estates or trusts and whose income exceeds certain thresholds generally will be subject to a 3.8% Medicare contribution tax on unearned income, including, among other things, dividends on, and capital gains from the sale or other taxable disposition of, our Securities, subject to certain limitations and exceptions. Members should consult their own tax advisors regarding the effect, if any, of such tax on their ownership and disposition of our Securities.

Taxation of Interests - Other Taxes

The Company and their Members may be subject to other taxes, such as the alternative minimum tax, state and local income taxes, and estate, inheritance or intangible property taxes that may be imposed by various jurisdictions (see "State and Local Taxation" below). Each prospective investor should consider the potential consequences of such taxes on an investment in the Company. It is the responsibility of each prospective investor: (i) to become satisfied as to, among other things, the legal and tax consequences of an investment in the Company under state law, including the laws of the state(s) of his domicile and residence, by obtaining advice from one's own tax advisers, and to (ii) file all appropriate tax returns that may be required.

Tax Returns; Tax Audits

Company items will be reported on the tax returns for the Company, and all Members are required under the Code to treat the items consistently on their own returns, unless they file a statement with the IRS disclosing the inconsistency. In the event the income tax returns of the Company are audited by the IRS, the tax treatment of income and deductions generally is determined at the Company level in a single proceeding rather than by individual audits of the Members. The Company will designate a Tax Matters Member, which will have considerable authority to make decisions affecting the tax treatment and procedural rights of all Members. In addition, the Tax Matters Member will have the authority to bind certain Members to settlement agreements and the right on behalf of all Members to extend the statute of limitations relating to the Members' tax liabilities with respect to Company items.

State and Local Taxation

In addition to the federal income tax consequences described above, prospective investors should consider potential state and local tax consequences of an investment in the Company. No attempt is made herein to provide an in-depth discussion of such state or local tax consequences. State and local laws may differ from federal income tax laws with respect to the treatment of specific items of income, gain, loss, deduction and credit. A Member's

distributive share of the taxable income or loss of the Company generally will be required to be included in determining his income for state and local tax purposes in the jurisdictions in which he is a resident.

Each prospective Member must consult his own tax advisers regarding the state and local tax consequences to him resulting from an investment in the Company.

Disclosure to "Opt-out" of a Reliance Opinion

Pursuant to IRS Circular No. 230, investors should be advised that this Form C was not intended or written to be used, and it cannot be used by an investor or any taxpayer, for the purpose of avoiding penalties that may be imposed on the taxpayers. This Form C was written to support the private offering of the Interests as described herein. The taxpayer should seek advice based on the taxpayer's particular circumstances from an independent tax adviser.

Tax-Exempt Members

Members which are tax-exempt entities, including, but not limited to, Individual Retirement Accounts (IRAs), should generally not be subject to Federal income tax on their income attributable to the Company under the unrelated business taxable income ("UBTI") provisions of the Code so long as their investment in the Company is not itself leveraged. UBTI includes "unrelated debt-financed income," which generally consists of (i) income derived by an exempt organization (directly or through a partnership) from income-producing property with respect to which there is "acquisition indebtedness" at any time during the taxable year, and (ii) gains derived by an exempt organization (directly or through a partnership) from the disposition of property with respect to which there is "acquisition indebtedness" at any time during the twelve-month period ending with the date of such disposition. An exempt organization's share of the income or gains of the Company which is treated as UBTI, if any, may not be offset by losses of the exempt organization either from the Company or otherwise, unless such losses are treated as attributable to an unrelated trade or business (e.g., losses from securities for which there is acquisition indebtedness).

To the extent that the Company generates UBTI, the applicable Federal tax rate for such a Member generally would be either the corporate or trust tax rate depending upon the nature of the particular exempt organization. An exempt organization may be required to support, to the satisfaction of the IRS, the method used to calculate its UBTI. The Company will be required to report to a Member which is an exempt organization information as to the portion, if any, of its income and gains from the Company for each year which will be treated as UBTI. The calculation of such amount with respect to transactions entered into by the Company is highly complex, and there is no assurance that the Company's calculation of UBTI will be accepted by the IRS. No attempt is made herein to deal with all of the UBTI consequences or any other tax consequences of an investment in the Company by any tax-exempt Member. Each prospective tax-exempt Member must consult with, and rely exclusively upon, its own tax and professional advisers.

Future Tax Legislation, Necessity of Obtaining Professional Advice

Future amendments to the Code, other legislation, new or amended Treasury Regulations, administrative rulings or decisions by the IRS, or judicial decisions may adversely affect the federal income tax aspects of an investment in the Company, with or without advance notice, retroactively or prospectively. The foregoing analysis is not intended as a substitute for careful tax planning. The tax matters relating to the Company are complex and are subject to varying interpretations. Moreover, the effect of existing income tax laws and of proposed changes in

income tax laws on Members will vary with the particular circumstances of each investor and, in reviewing this Form C and any exhibits hereto, these matters should be considered.

Accordingly, each prospective Member must consult with and rely solely upon his own professional tax advisers with respect to the tax results of an investment in the Company based on that Member's particular facts and circumstances. In no event will the Managing Member or its Managing Members, principals, affiliates, members, officers, counsel or other professional advisers be liable to any Member for any federal, state, local or foreign tax consequences of an investment in the Company, whether or not such consequences are as described above.

Disclosure Issues

A Purchaser (and each employee, representative, or other agent of the investor) may disclose to any and all persons, without limitation of any kind, the tax treatment and tax structure of an investment in the Company and all materials of any kind (including opinions or other tax analysis) that are provided to the investor relating to such tax treatment and tax structure.

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

Related Person Transactions

From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of 10 percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons.

The Company has conducted the following transactions with related persons:

Loans

Related Person/Entity	Dixon Bartlett
Relationship to the Company	Co-member of HB2, LLC, an entity which owns 4.4% of the company.
Total amount of money involved	$1,000.00
Benefits or compensation received by related person	Repayment of the full amount of the loan.
Benefits or compensation received by Company	Used to finance travel expenses.
Description of the transaction	Dixon Bartlett, a member of HB2, LLC, provided a non-interest-bearing loan in the amount of $1,000 to the company payable in December 2020.

Property, Goods or Services

Related Person/Entity	Carol Beck, Lisa Burgess, and Robin Garceau
Relationship to the Company	These individuals represent the Bruce Andrews Guild, a group who provided capital to the Company in exchange for Membership Interests and preferred pricing on Company products.
Total amount of money involved	$15,000.00
Benefits or compensation received by related person	Preferred pricing on Company products.
Benefits or compensation received by Company	Financing used for working capital requirements.
Description of the transaction	Certain individuals (now Members of the Company) provided capital in exchange for Membership Interests and preferred pricing on Company products. Each individual provided $5,000 each.

Rent

Related Person/Entity	Wayne Millar
Relationship to the Company	Principal
Total amount of money involved	$15,000.00
Benefits or compensation received by related person	Mr. Millar saw the benefit in reducing overhead to the Company.
Benefits or compensation received by Company	The Company is able to conduct its operations rent-free.
Description of the transaction	Wayne Millar, owner of M-Comm Props, a developer of real estate owns the office building in which the Company conducts operations. The Company has received office space from Mr. Millar's entity rent-free.

Conflicts of Interest

The Company has engaged in the following transactions or relationships, which may give rise to a conflict of interest with the Company, its operations and its securityholders:

Current Business Dealings

Related Person/Entity	Wayne Millar
Relationship to the Company	Principal
Total amount of money involved	$15,000.00
Benefits or compensation received by related person	Mr. Millar saw the benefit in reducing overhead to the Company.
Benefits or compensation received by Company	The Company is able to conduct its operations rent-free.
Description of the transaction	Wayne Millar, owner of M-Comm Props, a developer of real estate, owns the office building in which the Company conducts operations. The Company has received office space from Mr. Millar's entity rent-free.

OTHER INFORMATION

Bad Actor Disclosure

The Company is not subject to any Bad Actor Disqualifications under any relevant U.S. securities laws.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

/s/Bruce MacDonald
_____
(Signature)

Bruce MacDonald
_____
(Name)

Chief Creative Officer
_____
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C has been signed by the following persons in the capacities and on the dates indicated.

/s/Bruce MacDonald
_____
(Signature)

Bruce MacDonald
_____
(Name)

Chief Creative Officer
_____
(Title)

7/31/2019
_____
(Date)

Instructions.

1.   The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2.   The name of each person signing the form shall be typed or printed beneath the signature.

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

I, Bruce Macdonald, being the founder of Bruce Andrews Design, LLC, a Limited Liability Company (the "Company"), hereby certify as of this that:

(i) the accompanying unaudited financial statements of the Company, which comprise the balance sheet as of December 31, 2018 and the related statements of income (deficit), stockholder's equity and cash flows for the year ended December 31, 2018, and the related noted to said financial statements (collectively, the "Financial Statement"), are true and complete in all material respects; and

(ii) while the Company has not yet filed tax returns for the year ending December 31, 2018, any tax return information in the Financial Statements reflects accurately the information that would be reported in such tax returns.

/s/Bruce Macdonald
(Signature)

Bruce Macdonald
(Name)

Chief Creative Officer
(Title)

(Date)

EXHIBITS

Exhibit A   Financial Statements

Exhibit B   Business Plan

EXHIBIT A – FINANCIAL STATEMENTS

Bruce Andrews Design

PROFIT AND LOSS COMPARISON

January - December 2018

	TOTAL	
	JAN - DEC 2018	JAN - DEC 2017 (PY)
Income		
Merchandise Sales	79,716.57	173,459.09
Sales	246,233.89	
Unapplied Cash Payment Income	0.00	
Total Income	**$325,950.46**	**$173,459.09**
Cost of Goods Sold		
Cost of Goods Sold	66,532.31	
Cost of Materials	229,464.50	100,108.94
Merchant Account Fees	1,381.68	660.87
Packaging and Shipping	6,271.49	3,174.94
Sales Rep	11,113.81	
Subcontractors	9,919.61	1,000.00
Total Cost of Goods Sold	**$324,683.40**	**$104,944.75**
GROSS PROFIT	**$1,267.06**	**$68,514.34**
Expenses		
Advertising and Promotion	8,540.00	9,815.32
Automobile Expense	5,190.29	96.03
Fuel Expense	5,900.16	
Total Automobile Expense	**11,090.45**	**96.03**
Bank Service Charges	673.13	1,390.67
Cell Phone	712.25	
Computer and Internet Expenses	180.00	
Credit Card Fees	139.00	
Dues & Subscriptions	381.70	585.00
Freight		4,536.63
Guaranteed Payment - Bruce MacD	32,900.00	23,000.00
Insurance Expense	2,507.66	457.56
Insurance-Car	400.00	
Total Insurance Expense	**2,907.66**	**457.56**
Meals and Entertainment	6,735.46	629.37
Medical	192.53	
Misc. Supplies	151.35	
Office Supplies	738.03	2,906.00
Postage and Shipping	1,154.21	
Printing	733.00	1,354.32
Professional Fees	4,308.00	2,479.00
Rent Expense	720.00	2,711.63
Repairs and Maintenance	160.00	438.67
Showroom Supplies	169.42	
Telephone Expense	98.48	114.58
Travel	26,357.35	13,138.80
Unapplied Cash Bill Payment Expense	0.00	

	TOTAL	
	JAN - DEC 2018	JAN - DEC 2017 (PY)
Utilities	109.03	477.77
Total Expenses	**$99,151.05**	**$64,131.35**
NET OPERATING INCOME	**$ -97,883.99**	**$4,382.99**
Other Expenses		
Ask My Accountant		0.00
Penalties & Late Fees	105.00	0.00
Total Other Expenses	**$105.00**	**$0.00**
NET OTHER INCOME	**$ -105.00**	**$0.00**
NET INCOME	**$ -97,988.99**	**$4,382.99**

Bruce Andrews Design

BALANCE SHEET COMPARISON

As of December 31, 2018

	TOTAL		
	AS OF DEC 31, 2018	AS OF DEC 31, 2017 (PY)	CHANGE
ASSETS			
Current Assets			
Bank Accounts			
Guild Account-Security Federal	58.00		58.00
Security Federal Bank	-2,523.73	9,899.63	-12,423.36
Total Bank Accounts	**$ -2,465.73**	**$9,899.63**	**$ -12,365.36**
Other Current Assets			
Due from Jeff King	0.00		0.00
Due from Shareholders	0.00	0.00	0.00
Inventory	0.00	0.00	0.00
Total Other Current Assets	**$0.00**	**$0.00**	**$0.00**
Total Current Assets	**$ -2,465.73**	**$9,899.63**	**$ -12,365.36**
Fixed Assets			
Showroom Pieces			
Atlanta			
Ann Chair	4,400.00	4,400.00	0.00
Bradley Dining Chair 1	0.00	400.00	-400.00
Bradley Dining Chair 2	0.00	400.00	-400.00
Dixon Sofa	0.00	1,800.00	-1,800.00
Highlands Chair	3,500.00	7,000.00	-3,500.00
Total Atlanta	**7,900.00**	**14,000.00**	**-6,100.00**
Charleston			
Dixon Sofa	0.00	1,800.00	-1,800.00
Total Charleston	**0.00**	**1,800.00**	**-1,800.00**
Dallas			
72" Hout Bay Sofa	2,600.00		2,600.00
Bantry Bay Chair 1	2,500.00		2,500.00
Bantry Bay Chair 2	2,500.00		2,500.00
Bantry Chair 2	1,500.00	1,500.00	0.00
Travis & Co Fabric	482.00	482.00	0.00
Total Bantry Chair 2	**1,982.00**	**1,982.00**	**0.00**
Dakar Sofa	400.00	400.00	0.00
72" Sofa	3,200.00	3,200.00	0.00
Fabric	720.00	720.00	0.00
Total Dakar Sofa	**4,320.00**	**4,320.00**	**0.00**
Dune			
Cushions	162.00	162.00	0.00
Kalahari Ottoman	1,250.00	1,250.00	0.00
Total Dune	**1,412.00**	**1,412.00**	**0.00**
Mali Chair	1,794.00	1,794.00	0.00
Fabric	1,300.00	1,300.00	0.00

	TOTAL		
	AS OF DEC 31, 2018	AS OF DEC 31, 2017 (PY)	CHANGE
Total Mali Chair	**3,094.00**	**3,094.00**	**0.00**
Noord Hoek Chair 1	2,000.00	2,000.00	0.00
Fabric	696.00	696.00	0.00
Total Noord Hoek Chair 1	**2,696.00**	**2,696.00**	**0.00**
Noord Hoek Chair 2	2,000.00	2,000.00	0.00
Fabric	696.00	696.00	0.00
Total Noord Hoek Chair 2	**2,696.00**	**2,696.00**	**0.00**
Red Namibia Chair	2,000.00		2,000.00
Fabric	570.00		570.00
Total Red Namibia Chair	**2,570.00**		**2,570.00**
Total Dallas	**26,370.00**	**16,200.00**	**10,170.00**
Greensboro			
2 Beatrice Chairs	0.00	373.24	-373.24
Total Greensboro	**0.00**	**373.24**	**-373.24**
Highlands			
Bantry Chair	0.00	0.00	0.00
Bantry Chair 2	0.00	0.00	0.00
Bantry Chair 3	0.00	0.00	0.00
Fabric	0.00	0.00	0.00
Total Bantry Chair 3	**0.00**	**0.00**	**0.00**
Bantry Chair 4	0.00	0.00	0.00
Fabric	0.00	0.00	0.00
Total Bantry Chair 4	**0.00**	**0.00**	**0.00**
Factory			
Ann Chair	2,600.00	2,600.00	0.00
Fabric	1,800.00	1,800.00	0.00
Total Ann Chair	**4,400.00**	**4,400.00**	**0.00**
Azure 96" Sofa	4,200.00	4,200.00	0.00
Fabric	13,825.00	13,825.00	0.00
Total Azure 96" Sofa	**18,025.00**	**18,025.00**	**0.00**
Bakoven Ottoman	1,600.00	1,600.00	0.00
Leather	1,000.00	1,000.00	0.00
Total Bakoven Ottoman	**2,600.00**	**2,600.00**	**0.00**
Highlands Chair	3,500.00		3,500.00
Mold of Gahna Table	3,000.00	3,000.00	0.00
Total Factory	**31,525.00**	**28,025.00**	**3,500.00**
Highlands Chair	8,800.00	8,800.00	0.00
Total Highlands	**40,325.00**	**36,825.00**	**3,500.00**
HP Market			
3 Tiered Sofa	2,700.00	2,700.00	0.00
Velvet	396.00	396.00	0.00
Total 3 Tiered Sofa	**3,096.00**	**3,096.00**	**0.00**
Bantry Chair	1,500.00	1,500.00	0.00
Fabric	768.00	768.00	0.00
Satin	93.00	93.00	0.00

	TOTAL		
	AS OF DEC 31, 2018	AS OF DEC 31, 2017 (PY)	CHANGE
Total Bantry Chair	**2,361.00**	**2,361.00**	**0.00**
Total HP Market	**5,457.00**	**5,457.00**	**0.00**
Miami			
2 Beatrice Chairs	0.00	0.00	0.00
Camps Bay Chair	1,200.00	1,200.00	0.00
Fabric	119.63	119.63	0.00
Total Camps Bay Chair	**1,319.63**	**1,319.63**	**0.00**
Camps Bay Chair 2	1,200.00	1,200.00	0.00
Fabric	119.62	119.62	0.00
Total Camps Bay Chair 2	**1,319.62**	**1,319.62**	**0.00**
Total Miami	**2,639.25**	**2,639.25**	**0.00**
Raleigh			
Bantry Chair	1,500.00	1,500.00	0.00
Travis & Co Fabric	482.00	482.00	0.00
Total Bantry Chair	**1,982.00**	**1,982.00**	**0.00**
Dixon Sofa	0.00	3,068.49	-3,068.49
Satin Silk Fabric	1,266.00	1,266.00	0.00
Velvet	396.00	396.00	0.00
Total Dixon Sofa	**1,662.00**	**4,730.49**	**-3,068.49**
Total Raleigh	**3,644.00**	**6,712.49**	**-3,068.49**
Washington DC			
Bantry Chair 2	-861.00	1,500.00	-2,361.00
Fabric	768.00	768.00	0.00
Satin	93.00	93.00	0.00
Total Bantry Chair 2	**0.00**	**2,361.00**	**-2,361.00**
Total Washington DC	**0.00**	**2,361.00**	**-2,361.00**
Total Showroom Pieces	**86,335.25**	**86,367.98**	**-32.73**
Total Fixed Assets	**$86,335.25**	**$86,367.98**	**$ -32.73**
TOTAL ASSETS	**$83,869.52**	**$96,267.61**	**$ -12,398.09**
LIABILITIES AND EQUITY			
Liabilities			
Current Liabilities			
Other Current Liabilities			
Due to Bruce MacDonald	56,755.69		56,755.69
Due to Carolina Casting	0.00	0.00	0.00
Furniture Deposits	3,228.21	3,228.21	0.00
Loan - Dixon Bartlett	1,000.00	1,000.00	0.00
Loan - Graham	0.00	0.00	0.00
Loan - Kurt	0.00	0.00	0.00
Loan - M Golf	5,000.00		5,000.00
Loan - Sarah	1,000.00	1,000.00	0.00
Total Other Current Liabilities	**$66,983.90**	**$5,228.21**	**$61,755.69**
Total Current Liabilities	**$66,983.90**	**$5,228.21**	**$61,755.69**
Total Liabilities	**$66,983.90**	**$5,228.21**	**$61,755.69**
Equity			

	TOTAL		
	AS OF DEC 31, 2018	AS OF DEC 31, 2017 (PY)	CHANGE
Retained Earnings	-8,960.60	-13,343.59	4,382.99
Start up Capital	123,835.21	100,000.00	23,835.21
Net Income	-97,988.99	4,382.99	-102,371.98
Total Equity	**$16,885.62**	**$91,039.40**	**$ -74,153.78**
TOTAL LIABILITIES AND EQUITY	**$83,869.52**	**$96,267.61**	**$ -12,398.09**

EXHIBIT B – BUSINESS PLAN

Bruce Andrews Design, LLC



Business Plan

July 2019

Confidential Information

Contents

THE COMPANY 1

    Mission and Vision *1*

    History *1*

PRODUCT LINES & SERVICES 2

    Luxury Furniture Lines *2*

    Design Consulting *3*

    Design Licensing *3*

MARKET OVERVIEW AND OPPORTUNITIES 4

    Overview *4*

    Notable Market Trends & Success Drivers *4*

    Competition *5*

    Differentiation, Competitive Advantages & Barriers to Entry *5*

COMPANY STRATEGY, FINANCES, MANAGEMENT, AND OPERATIONS 6

    Strategic Positioning *6*

    Marketing, Sales & Distribution *6*

    Financial Summary *6*

    Management, Organization & Operations *7*

The Company

Mission and Vision

At Bruce Andrews Design we bring our customers' dreams to life. Globally inspired, curated materials are molded into finely detailed, luxe furniture with each piece telling an intimate story that transcends design and brings refined beauty to the homes of our clientele.

We believe furniture making and manufacturing is an art form that is made infinitely better by the quality of materials used. This is why everything Bruce Andrews Design creates and manufactures is 100% made in America from responsibly sourced, sustainable components.

Our vision is to have our Bruce Andrews Design brand become synonymous with the words: excellence, quality, sustainable.

History

Founded in 2015, Bruce Andrews Design was founded by Bruce MacDonald, our Chief Creative Officer and Wayne Millar, a principal of the company and serial entrepreneur.

Initially focusing on designing products to place in retail and designer showrooms, Bruce Andrews Design saw modest success. We collaborated with fabric designers to create synergistic luxe furniture pieces that were eventually placed in the highly desirable Atlanta Decorative Arts Center (ADAC) showrooms in Atlanta, GA.

In 2016, Bruce Andrews saw its first round of funding received by issuing Class A shares to private investors. The funds were used to create our first product range, or collection, the Azure Collection, which was subsequently placed in showrooms around the country including: Mecox Gardens (Dallas and Houston, TX); Nandina Home (Atlanta, GA & Aiken, SC); Jalan Jalan (Miami, FL); Michael Cleary (Washington, D.C. & Chicago, IL).

To launch the Azure Collection, a marketing event was held at the prestigious Bienenstock Library in High Point, NC. Representatives from Traditional Home Magazine and Heimtextil-Messe (Frankfurt, Germany) were present along with Sabina Fay Braxton, the fabric designer famous for her designs featured in Valentino and the Harry Potter film series.

Since the Azure Collection launched Bruce MacDonald has designed five more collections including: Collection Esme, Dune Collection, Bruce Andrews Curated, Azure Collection, and Collection Skye.

For the past two consecutive years, Bruce MacDonald has been invited to Maison&Objet in Paris, France and Heimtextil-Messe in Frankfurt, Germany enabling him to grow Bruce Andrews' brand equity and establish an international presence.

Product Lines & Services

Luxury Furniture Lines

Collection Skye

The first collection, Collection Skye, brings a level of substance to eponymous brand. Graceful profiles pointedly illustrate the designer's inspiration: Scotland's sun-splashed shorelines, musky woods, teeming city sidewalks, and snow-packed mountainsides. As with all of Bruce Andrews Design's furnishings, each of the pieces in Collection Skye is fitted with a brass plaque emblazoned with the name of the last person to have outfitted the furniture, along with a number to signify its place in the limited-edition production.

The Azure Collection

Bridging Glasgow's turn-of-the-century aesthetic and South Africa's breathtaking views: meet Azure. Azure exudes a tailored sophistication and an elegant sense of scale. The Azure Collection has pared-down lines and generously proportioned seats; it embraces both classicism and sensuality and exhibits unparalleled quality. This collection embraces a made in America quality replete with Scottish charm and South African charisma.

The Dune Collection

Africa is a tableau upon which meaning has been layered for century upon century. The Dune Collection simmers with sensuality and holds untold degrees of complexity. Each bespoke piece exudes a dynamic personality that quietly lurks beneath the sumptuous fabrics. With sentiments of heritage the Dune Collection is a modern interpretation of the real modern Africa.

Bruce Andrews Curated Collection

Casual elegance for the modern lifestyle, the Bruce Andrews Curated Collection provides tailor-made furniture built for comfort, durability and for those with discerning tastes. Your home is your canvas where you compose the comfort and elegance of your life; with Bruce Andrews Curated, we allow you to express your personality in many ways, season by season and year after year. Comfort and casual elegance are the distinctions of Bruce Andrews Curated, and like all of our furniture, this line is taken through rigorous construction demands. Our initial introductions are made from natural materials and covered in elegant but durable fabrics; the look of sophistication you enjoy without the concern that your furniture won't hold up to a vibrant lifestyle.

 Collection Esmé

The overall look of this new Esmé collection is decidedly transitional — exquisitely refined, rather unique and detailed. It is wide-ranging in style yet always modern in sensibility. The name of Esme' comes from an old French origin, which means "esteemed; to love".

2

Design Consulting

In addition to creating new product ranges and collections, Bruce Andrews offers the unique ability to consult on one-off engagements and scopes of work. Bruce has consulted for a wide range of clientele from high profile A-list celebrities to local small businesses in Augusta, GA. By offering design consulting services, we're able to bring value in new and novel ways outside of the traditional design & build business model.

Design Licensing

Park Avenue Collection for Henredon

This was the Company's first design licensing opportunity. Bruce designed over 40 unique SKUs in October 2017 for the fall market in High Point, North Carolina. Bruce Andrews Design was to receive a percentage of all product sales from the Park Avenue Collection in the form of licensing royalties. The collection was received well and orders from as far away as China were registered.

Unfortunately, however, Heritage Home Group, LLC (the parent company for Henredon) filed for Chapter 11 bankruptcy in July 2018. Authentic Brands Group purchased the Henredon brand in November 2018 along with three other brands.

As described in the Park Avenue catalogue for Henredon, the collection was primed to be popular:

> *"Referencing a level of sophistication embraced by not only these worldly individuals who created these great neighborhoods, the collection was designed with an eye to a contemporary perspective. There are references to the Orient, to France and to glamourous 1920s New York because world travel between America, Europe, Africa and Asia was incredibly fashionable. Subtle references to tulips in the collection tie these times to earlier periods when the patterns mimicking how tulip petals fan out were ubiquitous in the exotic décor themes of sultans. The motifs, the rich colors emblematic of the flower and hues seen in the spice markets were fashionable in the finest drawing rooms in Paris and in homes on the Upper East Side."*

Market Overview and Opportunities

Overview

In 2017, the global furniture market was valued at around $331.21 billion and is expected to grow around 5% per year through 2024. Around $65 billion is accounted for by the American market which is seeing growth from strategic partnerships between furniture companies and interior designers and the growing number of online distribution channels. The American market has grown just under 3% a year between 2013 and 2018.

The furniture industry, and the luxury furniture niche especially, is tied to a few main contributing variables: the general strength of the economy and the amount of discretionary income consumers have. In times where discretionary income shrinks, furniture sales dip, and vice versa. Disposable income per capita has grown in the last decade as the United States economy sees a resurgence and positive growth. The furniture industry has seen equally positive growth and is likely to continue to grow alongside the general economy.

Notable Market Trends & Success Drivers

At Bruce Andrews Design we see a concerning trend occurring: outsourcing production of products to lower cost foreign markets which inevitably devalues the end product to the consumer. Make no mistake products of exceptional quality require exceptional craftsmanship. When outsourced, volume and quantity become a main focus and quality and craftmanship suffer as a result. At Bruce Andrews, we believe design distinction has a sumptuous new point of view and it's "Made in America".

Additionally, a general "shop local" trend is gaining traction with American consumers over the last decade. American shoppers are willing to pay more for local authenticity, craftmanship, and sustainability. We aim to take advantage of this trend by promoting our core values of sustainability, authenticity, and responsibility to the largest consumer segment in America: millennials.

One important success driver for Bruce Andrews Design is our ability to capitalize on trends mentioned above to become a brand synonymous with authenticity, sustainability, and American craftmanship.

The Company views the market opportunity these trends are creating as long-term and sustainable. With our unique designs, branding, messaging, and consumer experience we believe the Company is uniquely positioned and qualified to seize the market opportunity these industry trends are creating. Legacy is a powerful word, one that Bruce Andrews is determined to have characterize the American furniture industry once again.

Competition

The markets in which our products are sold are highly competitive. Our products compete against similar products of many large and small companies, including well-known global competitors. In many of the markets and industry segments in which we sell our products, we compete against other branded products as well as retailers' private-label brands. Product quality, performance, and product sustainability are important differentiating factors for the Company to remain competitive.

Furniture sales are also now being seen by large warehouse stores like Costco and Sam's Club. These operators can leverage their size, distribution channels, and supplier networks for cheaper pricing to consumers. Demand for large warehouse stores is expected to increase thereby creating a potential competitive threat for the Company.

Some specific competitors of note are Christopher Guy, Theodore Alexander, and Century.

Differentiation, Competitive Advantages & Barriers to Entry

The Company prides itself on several differentiating factors. First and foremost, our Chief Creative Officer, Bruce MacDonald, is the true embodiment of a visionary and artist. The designs he creates for the Company are one-of-a-kind and embody our Mission Statement: to bring our customers' dreams to life.

Company Strategy, Finances, Management, and Operations

Strategic Positioning

Currently, the business operates with the following strategies in mind: 1) increase brand awareness and equity by creating product lines and attending market events like Highpoint, Maison&Objet, and Heimtextil-Messe; and 2) capitalize on our brand equity and unique design and aesthetic value with our interior designer clientele by becoming a front-of-mind company they use to complete homes they're designing.

Multiple online platforms exist that can help facilitate these two strategies simultaneously. One such platform has reached out to Bruce Andrews Design and has provided a proposal to onboard the company's products and make them available to over 30,000 designers to browse and purchase. The Company plans to execute this proposal in Fall 2019.

An additional strategy is being currently developed for deployment in Fall 2019. The Company seeks to reengage in the design licensing space. We have pursued an opportunity to work with a licensing agent to begin to capitalize on our biggest asset: unique and timeless designs. By soliciting the services of a licensing agent, Bruce Andrews Design hopes to gain exposure to large competitive players in the furniture manufacturing space, build our brand equity, and expose the company to another revenue stream: licensing royalties. Re-engaging in this business strategy would see Bruce Andrews Design become a "design & license" company first and a "design & manufacture" company second. This "design & license" strategy will allow the Company to operate with an extremely low overhead. Plus, with the Park Avenue Collection having been received well, we believe we can become established and competitive in design licensing.

Once funds become available to deploy, the Company will execute a proposal we've received from the licensing agent and begin sourcing licensing work from large players in the industry.

Marketing, Sales & Distribution

Our products are currently sold in six retail stores and six designer showrooms in locations ranging from Georgia to New England to California. We have an online presence in the form of a website (BruceAndrewsDesign.com) where we share blogs on our company's progress and new. Additionally, the Company has social media accounts where we promote the brand and digitally acquire brand equity.

The Company additionally plans to take advantage of the growing e-commerce presence in the industry by executing the aforementioned proposal with an online, designer-only platform.

Financial Summary

The Company has seen positive year-over-year revenue growth from 2017 to 2018 of 88%.

Our Direct Costs during that time increased 209% due mostly to our expanding showroom presence requiring us to make more pieces than we sold. Furniture pieces are not sold to showrooms, instead they are loaned, and can thus be relocated to another showroom should our piece not be performing well.

Indirect Costs, or other operating expenses, increased 55% from 2017 to 2018 due mostly to travel expenses related to Maison&Objet in Paris, France and Heimtextil-Messe in Frankfurt, Germany. These two events are considered crucial to expanded our brand awareness and equity.

Management, Organization & Operations

Organization & Staffing

Currently the Company has only Bruce MacDonald involved in the day-to-day operations of the company. All operational activities are carried out by him outside of accounting services, which are outsourced.

Two sales reps are paid as independent contractors, not employees, and are intimately involved in helping Bruce grow our sales channels.

Management & Membership Summary

Bruce Andrews Design has assembled a proven and diverse management team, with each member possessing ample experience within his respective area of expertise. Their individual experiences and orientations are complementary, and include:

- Successful entrepreneurial/business building experience
- Fortune 500 executive experience
- Global scale furniture manufacturing experience